                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  ------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO. 4   )(1)
                                            -----

                        PAINEWEBBER R&D PARTNERS II, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   695922 20 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 Pablo Legorreta and David Madden (800) 600-1450
 C/o Pharmaceutical Partners, L.L.C., 675 Third Avenue, Suite 3000,
                               New York, Ny 10017
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies to:
                      F. George Davitt, Esq. (617) 248-7000
     C/o Testa, Hurwitz & Thibeault, LLP, 125 High Street, Boston, Ma 02110
--------------------------------------------------------------------------------


                                FEBRUARY 17, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.




----------------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------
CUSIP NO. 695922 20 3
--------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Pharmaceutical Royalties, L.L.C.

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)/ /
                                                                   (b)/ /

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    / /
           PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    0
          SHARES             -------- ------------------------------------------
      BENEFICIALLY              8     SHARED VOTING POWER
         OWNED BY
          EACH                        468
        REPORTING            -------- ------------------------------------------
         PERSON                 9     SOLE DISPOSITIVE POWER
          WITH
                                      0
                             -------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      468
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           468
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  / /
           SHARES

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.7%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

--------------------------------
CUSIP NO. 695922 20 3
--------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Pharmaceutical Royalty, Investments, Ltd.

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)/ /
                                                                   (b)/ /

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    / /
           PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    0
          SHARES             -------- ------------------------------------------
      BENEFICIALLY              8     SHARED VOTING POWER
         OWNED BY
          EACH                        1860
        REPORTING            -------- ------------------------------------------
         PERSON                 9     SOLE DISPOSITIVE POWER
          WITH
                                      0
                             -------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      1860
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1860
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  / /
           SHARES

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.5%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

--------------------------------
CUSIP NO. 695922 20 3
--------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bioventure Investments, kft
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)/ /
                                                                   (b)/ /

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    / /
           PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Hungary
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    0
          SHARES             -------- ------------------------------------------
      BENEFICIALLY              8     SHARED VOTING POWER
         OWNED BY
          EACH                        1860
        REPORTING            -------- ------------------------------------------
         PERSON                 9     SOLE DISPOSITIVE POWER
          WITH
                                      0
                             -------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      1860
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1860
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  / /
           SHARES

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.5%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

--------------------------------
CUSIP NO. 695922 20 3
--------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Pharmaceutical Partners, L.L.C.

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)/ /
                                                                   (b)/ /

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    / /
           PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    0
          SHARES             -------- ------------------------------------------
      BENEFICIALLY              8     SHARED VOTING POWER
         OWNED BY
          EACH                        2328
        REPORTING            -------- ------------------------------------------
         PERSON                 9     SOLE DISPOSITIVE POWER
          WITH
                                      0
                             -------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      2328
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2328
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  / /
           SHARES

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

--------------------------------
CUSIP NO. 695922 20 3
--------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stephen Evans-Freke

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)/ /
                                                                   (b)/ /

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    / /
           PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           England
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    0
          SHARES             -------- ------------------------------------------
      BENEFICIALLY              8     SHARED VOTING POWER
         OWNED BY
          EACH                        2328
        REPORTING            -------- ------------------------------------------
         PERSON                 9     SOLE DISPOSITIVE POWER
          WITH
                                      0
                             -------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      2328
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2328
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  / /
           SHARES

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

--------------------------------
CUSIP NO. 695922 20 3
--------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Pablo Legorreta

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)/ /
                                                                   (b)/ /

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    / /
           PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Mexico
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    0
          SHARES             -------- ------------------------------------------
      BENEFICIALLY              8     SHARED VOTING POWER
         OWNED BY
          EACH                        2328
        REPORTING            -------- ------------------------------------------
         PERSON                 9     SOLE DISPOSITIVE POWER
          WITH
                                      0
                             -------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      2328
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2328
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  / /
           SHARES

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

--------------------------------
CUSIP NO. 695922 20 3
--------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           David Madden

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)/ /
                                                                   (b)/ /

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    / /
           PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    0
          SHARES             -------- ------------------------------------------
      BENEFICIALLY              8     SHARED VOTING POWER
         OWNED BY
          EACH                        2328
        REPORTING            -------- ------------------------------------------
         PERSON                 9     SOLE DISPOSITIVE POWER
          WITH
                                      0
                             -------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      2328
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2328
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  / /
           SHARES

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

--------------------------------
CUSIP NO. 695922 20 3
--------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Rory Riggs

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)/ /
                                                                   (b)/ /

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    / /
           PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    0
          SHARES             -------- ------------------------------------------
      BENEFICIALLY              8     SHARED VOTING POWER
         OWNED BY
          EACH                        2328
        REPORTING            -------- ------------------------------------------
         PERSON                 9     SOLE DISPOSITIVE POWER
          WITH
                                      0
                             -------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      2328
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2328
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  / /
           SHARES

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

         This Amendment (the "Amendment") is Amendment No. 4 to the Schedule 13D (the "Original Schedule 13D") as filed on November 17, 1997 with the Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1 ("Amendment No. 1") as filed on February 23, 1999 with the SEC, Amendment No. 2 ("Amendment No. 2") as filed on March 10, 1999 with the SEC and Amendment No. 3 ("Amendment No. 3", the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 being hereinafter referred to as the "Amended Original 13D") as filed on June 4, 1999 with the SEC on behalf of BioRoyalties, L.L.C. ("BioRoyalties"), Pharmaceutical Royalties, L.L.C. ("PRLLC"), Pharmaceutical Royalty Investments, Ltd. ("PRI"), Bioventure Investments, kft ("Bioventure"), Pharmaceutical Partners, L.L.C. ("PPLLC"), Stephen Evans-Freke, Pablo Legorreta, David Madden and Rory Riggs relating to beneficial ownership of outstanding units of limited partnership interest (the "Units") of PaineWebber R&D Partners II, L.P. (the "Partnership"). Amendment No. 1 constituted the final amendment to the Original Schedule 13D filed on behalf of BioRoyalties. PRLLC, PRI, Bioventure, PPLLC and Messrs. Evans-Freke, Legorreta, Madden and Riggs are herein collectively referred to as the "Reporting Persons." Unless otherwise noted, the information contained in this Amendment amends and supplements the information previously disclosed in the Amended Original 13D.

         As used herein, the 1997 Offer shall also mean the Offer as used in the Amended Original 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

The information contained in this Item 5 amends and restates, in its entirety, the information previously disclosed in the Amended Original 13D.

(a) PRLLC beneficially owns 468 Units (5.7%) of the outstanding Units and disclaims beneficial ownership of all other Units held by all other Reporting Persons as contemplated herein.

         Bioventure beneficially owns 1,860 Units (22.5%) of the outstanding Units and disclaims beneficial ownership of all other Units held by all other Reporting Persons as contemplated herein.

         PRI, as an indirect owner of Bioventure, may be deemed to beneficially own 1,860 Units (22.5%) of the outstanding Units and hereby disclaims beneficial ownership of the 1,860 Units and all other Units beneficially owned by all other Reporting Persons as contemplated herein.

         PPLLC is the sole manager of PRLLC and, by contract, the manager of Bioventure and may be deemed to own beneficially 2,328 Units (28.2%) of the outstanding Units. PPLLC disclaims beneficial ownership of such Units.

         Each of Messrs. Evans-Freke, Legorreta, Madden and Riggs is a managing member of PPLLC and may be deemed to own beneficially 2,328 Units (28.2%) of the outstanding Units. Each of Messrs. Evans-Freke, Legorreta, Madden and Riggs disclaims beneficial ownership of such Units except to the extent of his indirect pecuniary interest.

(b)      Number of Units as to which each person has

         (i)      Sole power to vote or direct the vote:

                  0 Units for each Reporting Person.

         (ii)     Shares power to vote or direct the vote:

                  468 Units for PRLLC;

                  1,860 Units for each of Bioventure and PRI; and

                  2,328 Units for each of PPLLC and Messrs. Evans-Freke, Legorreta, Madden and Riggs.

         (iii)    Sole power to dispose or to direct the disposition:

                  0 Units for each Reporting Person.

         (iv)     Shared power to dispose or to direct this disposition:

                  468 Units for PRLLC;

                  1,860 Units for each of Bioventure and PRI; and

                  2,328 Units for each of PPLLC and Messrs. Evans-Freke, Legorreta, Madden and Riggs.

(c) Pursuant to the 1997 Offer for the Units which was open from August 15, 1997 through October 7, 1997, BioRoyalties (on behalf of PRLLC and
         PRI), PRLLC, PRI, PPLLC, and Messrs. Evans-Freke, Legorreta, Madden and Riggs each became the beneficial owner of 849 Units. The price per Unit in the 1997 Offer was $3,650.

         From October 8, 1997 through October 1, 1998, the Reporting Persons entered into 26 privately negotiated transactions pursuant to which the Reporting Persons acquired beneficial ownership of an additional 54 Units at prices per Unit ranging from $1,580 to $3,502.

         Between January 8, 1999 and March 3, 1999, the Reporting Persons were notified of the approval of the transfer of an additional 614 Units, effective January 1, 1999. The information set forth in Section 9 of the 1999 Offer to Purchase is incorporated herein by reference.

         Pursuant to the 1999 Offer for the Units which was open from March 3, 1999 through March 31, 1999, a total of 763.5 Units were tendered to PharmaInvest (on behalf of PRLLC and PRI). The price per Unit in the 1999 Offer was $6,000. On May 6, 1999, the Reporting Persons were notified of the approval of the transfer of 648.0 Units to Bioventure and the transfer of 86.5 Units to PRLLC, and on May 24, 1999, the Reporting Persons were notified of the approval of the transfer of 2.5 Units to Bioventure and the transfer of 26.5 Units to PRLLC. All transfers of Units pursuant to the 1999 Offer are effective April 1, 1999.

         From April 1, 1999 through January 1, 2000, the Reporting Persons entered into 18 privately negotiated transactions pursuant to which the Reporting Persons acquired beneficial ownership of an additional 37 Units at prices per Unit ranging from $3,510 to $5,643.

         In June 1999, the Reporting Persons were notified of an accounting reconciliation of an additional 10.5 Units. The Reporting Persons have conformed their records to those of the Partnership.

         Throughout the periods described in this Item 5(c), the Reporting Persons have made various transfers of the Units amongst their own affiliated entities so that ownership of the Units is as stated in Items 5(a) and 5(b) of this Amendment.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Units beneficially owned by any of the Reporting Persons.

(e) As of December 31, 1997, BioRoyalties ceased to be the beneficial owner of more than 5% of the outstanding Units.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information contained in this Item 6 amends and supplements the information previously disclosed in the Amended Original 13D.

On February 17, 2000, Bioventure, PRLLC and PPLLC entered into a Contractual Payment Interest Purchase Agreement (the "Purchase Agreement") with the Partnership. Bioventure, PRLLC and PPLLC are sometimes collectively referred to herein as the "Pharma Purchaser" Subject to the terms and conditions contained in the Purchase Agreement, the Partnership agreed to sell to Bioventure and PRLLC four Class A and 19 Class C Centocor Partners III L.P. Contractual Payment Interests (the "CPIs") paid by Centocor Inc. ("Centocor") relating primarily to the sale of ReoPro(Registered Trademark) (a dual receptor glycoprotein IIB/IIIA therapeutic manufactured by Centocor) for an aggregate purchase price of $7,638,800, subject to adjustment. Pursuant to the terms of the Purchase Agreement, the Partnership agreed to distribute in kind to Bioventure and PRLLC, as the holders of approximately 28.2% of the Units in the aggregate, an additional four Class A CPIs and 22 Class C CPIs, in the aggregate, representing the pro rata limited partnership interest of Bioventure and PRLLC in the CPIs the Partnership has made available to sell.

The sale and distribution are subject to the fulfillment of certain conditions, including the Delaware Chancery Court (the "Court") rendering an unappealable final order resolving all settlement matters in the action entitled PaineWebber R&D Partners, II, L.P. v. Centocor, Inc., et al (the "Action"), the consent of Centocor, the approval of the limited partners of the Partnership in accordance with the terms of the Partnership Agreement of the Partnership, the sale by certain affiliates of the general partner of the Partnership to Bioventure and PRLLC of certain royalty streams payable by Centocor with respect to the sale of ReoPro(Registered Trademark) on substantially the same terms as the sales to the Pharma Purchaser and the consummation of the transactions contemplated by that certain Amended and Restated Contractual Payment Interest Purchase Agreement dated as of February 17, 2000 by and between the Partnership and Drug Royalty USA, Inc. The Purchase Agreement may be terminated by the Partnership or the Pharma Purchaser if the closing of the transactions thereunder do not occur prior to July 15, 2000. On February 17, 2000, the Court signed an order of final judgment (the "Final Order") resolving all settlement matters in the Action. The Final Order was filed with the Registrar of the Court on February 22, 2000.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 16, 2000

                                   PHARMACEUTICAL ROYALTIES, L.L.C.

                                   By: /s/ David Madden
                                      -----------------------------------------
                                   Name:      David Madden
                                   Title:     Managing Member of Pharmaceutical
                                              Partners, L.L.C., the Manager


                                   PHARMACEUTICAL ROYALTY INVESTMENTS LTD.

                                   By: /s/ David Madden
                                      -----------------------------------------
                                   Name:      David Madden
                                   Title:     Managing Member of Pharmaceutical
                                              Partners, L.L.C., the Manager


                                   BIOVENTURE INVESTMENTS, Kft

                                   By: /s/ Pablo Legorreta
                                      -----------------------------------------
                                   Name:      Pablo Legorreta
                                   Title:     Managing Member of Pharmaceutical
                                              Partners, L.L.C., the Manager


                                   PHARMACEUTICAL PARTNERS, L.L.C.

                                   By: /s/ Pablo Legorreta
                                      -----------------------------------------
                                   Name:      Pablo Legorreta
                                   Title:     Managing Member


                                   /s/ Stephen Evans-Freke
                                   --------------------------------------------
                                   Name:      Stephen Evans-Freke


                                   /s/ Pablo Legorreta
                                   --------------------------------------------
                                   Name:      Pablo Legorreta

                                   /s/ David Madden
                                   --------------------------------------------
                                   Name:      David Madden


                                   /s/ Rory Riggs
                                   --------------------------------------------
                                   Name:      Rory Riggs